Exhibit 99.6

Authorization and Voting Instruction Form

For the Extraordinary General Meeting of Shareholders of ASML Holding N.V. (“the Company” or “ASML”), to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on September 7, 2012, beginning at 2.00 PM CET (the “Meeting”).

The undersigned hereby authorizes and appoints ☐ Mr R.J.C. van Helden (or his substitute), Notary, Keizersgracht 695-699, 017 DW Amsterdam, the Netherlands / ☐                     (name of own proxy) to represent and vote on his or her behalf at the Meeting per the voting instructions as indicated in this Authorization and Voting Instruction Form.

Abbreviated agenda	For	Against	Abstain
1. Opening.	—	—	—

2. Explanation to the customer co-investment program entered into and/or to be entered into by and between the Company and certain of its customers, as announced by the Company on 9 July 2012 (the “Customer Co-Investment Program”).	—	—	—

3a. Proposal to resolve* to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company in connection with the Customer Co-Investment Program, subject to Supervisory Board approval, up to 25% of the issued share capital of the Company at the Annual General Meeting of Shareholders (the “AGM”) held on 25 April 2012, from 7 September 2012 through 31 July 2013..	☐	☐	☐

3b. Proposal to resolve* to authorize the Board of Management to restrict or exclude, subject to Supervisory Board approval, the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a) from 7 September 2012 through 31 July 2013.	☐	☐	☐

4a. Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part I) to create a specific share class (ordinary shares M) for the participants to the Customer Co-Investment Program. Upon the first amendment of the articles of association of the Company the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program will be converted into ordinary shares M and all other ordinary shares will be converted into ordinary shares A.	☐	☐	☐

4b. Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part II) to increase the par value per ordinary share A by an amount to be determined by the Board of Management of at least EUR 5.97 per share and at most EUR 12 per share at the expense of the share premium reserve.	☐	☐	☐

4c. Proposal to resolve* to reduce the issued capital by an amount at least equal to the aggregate amount to be paid by the participants to the Customer Co-Investment Program for their shares, being an amount no less than EUR 2,513,447,071.07 and no more than EUR 5,000,000,000 by decreasing the nominal value of the ordinary shares A by an amount to be determined by the Board of Management of at least EUR 5.99 per share and at most EUR 12 per share which will result in repayment of said amount determined by the Board of Management per share to holders of ordinary shares A or to the holders of ordinary shares into which the ordinary shares A will be converted pursuant to proposal (e) below and to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part III).	☐	☐	☐

4d. Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part IV) to consolidate the ordinary shares A at an exchange ratio to be determined by the Board of Management. The exchange ratio will depend on the percentage of new shares to be issued to the participants to the Customer Co-Investment Program. The consolidation of the ordinary shares A may entail an increase of the nominal value of the ordinary shares A by a maximum of EUR 0.03 per share, to be determined by the Board of Management, which increase will be paid from the share premium reserve.	☐	☐	☐

Authorization and Voting Instruction Form EGM ASML Holding N.V. 20120907

4e. Proposal to resolve** to amend the articles of association in accordance with the Draft deed of amendment to the articles of association (Part V) to delete the share class M for participants to the Customer Co-Investment Program and share class A for the other shareholders. The ordinary shares M and ordinary shares A shall be converted into ordinary shares without a specific letter mark attached to it.	☐	☐	☐

5. Proposal to resolve*** to authorize each director of the Company as well as any and all lawyers and paralegals practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deeds of amendment to the articles of association.	☐	☐	☐

6a. Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012 from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.	☐	☐	☐

6b. Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.	☐	☐	☐

6c. Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012, which 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.	☐	☐	☐

6d. Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (c), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.	☐	☐	☐

7. Any other business.	—	—	—

8. Closing.	—	—	—

*	These resolutions will be adopted subject to the condition precedent that the resolution to amend the Articles of Association as referred to under 4(e) has been adopted.
**	Because all resolutions as referred to under items 3 and 4 are deemed to be undividable and inseparable, the Board of Management only proposes item 4(e) if the other proposals put forward under 3 and 4(a) through 4(d) have been adopted.
***	The Board of Management only proposes item 5 if item 4(e) has been adopted.

To the granting of the authorization the terms as set forth below apply.

Authorization and Voting Instruction Form EGM ASML Holding N.V. 20120907

The voting instructions above shall equally apply in the event the agenda of the Meeting is amended before or during the Meeting provided that such amendment of the agenda does not (materially) alter the contents of the items proposed to the general meeting of shareholders.

Terms applicable to the granting of a proxy by way of this Authorization and Voting Instruction Form (“Terms”).

Registration - Only the person who has registered for the Meeting as per the applicable procedure (“Shareholder”) can grant a proxy by way of this form.

Voting instructions - The person who will vote on behalf of the Shareholder (“Authorized Person”) shall not be liable for any damage suffered by the Shareholder as a result of any action or lack of action by the Authorized Person when making use of, or otherwise in connection with, this Authorization and Voting Instruction Form (“Form”). The preceding sentence shall not apply to the extent that the damage is caused by willful misconduct or gross negligence on the part of the Authorized Person. The Shareholder shall indemnify the Authorized Person against any claim made by any third party in connection with this Form or in connection with acts performed by the Authorized Person in the Shareholder’s name under this Form. The indemnity shall also relate to any damage or costs incurred by the Authorized Person in connection with such claim.

After completion of the Form by the Shareholder, ASML and the Authorized Person are not liable for incorrect voting instructions.

By signing the Form, the Shareholder represents and warrants that he holds his shares in the capital of ASML fully and unencumbered, and that there is no pledgee or holder of a right of usufruct that may exercise the voting rights attached to these shares pursuant to a legal provision or a provision of the articles of association of ASML.

In performing acts pursuant to this Form, the Authorized Person may act pursuant to a power of attorney granted by one or more other shareholders in the capital of ASML.

The Authorized Person may grant a power of attorney to another person to vote, directly or indirectly, in the Shareholder’s name within the limits of this Form, and he may substitute another person for himself as authorized person. If the first sentence applies, the other person shall (also) be the Authorized Person for the purposes of this Form.

The voting instructions above shall equally apply in the event the agenda of the Meeting is amended before or during the Meeting provided that such amendment of the agenda does not (materially) alter the contents of the items proposed to the general meeting of shareholders.

Invalidity - If these Terms are or become partially void, the parties will continue to be bound by the remainder of the same. The parties shall replace the void part by provisions that are valid and have legal effect that correspond with those of the void part as much as possible, taking into account the content and the purport of these Terms.

Applicable Law and Jurisdiction - These Terms shall be exclusively governed by Dutch law. All disputes arising in connection with these Terms, including disputes concerning the existence and validity thereof, shall be resolved by the competent courts of Amsterdam, the Netherlands.

By:

Name

City

Date

Number of shares registered

Registration number (if known)

Authorization and Voting Instruction Form EGM ASML Holding N.V. 20120907